SCHEDULE 13G - TO BE INCLUDED IN STATEMENTS
FILED PURSUANT TO RULE 13d-1(b)


Item 1(a).      Name of Issuer:

                Stanley Furniture Company Incorporated

Item 1(b).      Name of Issuer's Principal Executive Offices:

                Route 57
                Stanleytown, VA  24168

Item 2(a).      Name of Person Filing:

                Muhlenkamp & Company, Inc

Item 2(b).      Address or Principal Business Office or, if None, Residence:

                3000 Stonewood Dr, Suite 310, Wexford, PA 15090

Item 2(c).      Citizenship:

                Not applicable

Item 2(d).      Title of Class of Securities:

                Common Stock

Item 2(e).      CUSIP Number:

                854305208

Item 3.

Item 4. Ownership

        (a)     Amount Beneficially Owned:
        491,680

        (b)     Percent of Class:
        7.38%

        (c)     Number of shares as to which such person has:

        (i)     sole power to vote or to direct the vote:
        None

        (ii)    shared power to vote or to direct the vote:
        491,680

        (iii)   sole power to dispose or to direct the disposition of:

  		None
        (iv)    shared power to dispose or to direct the disposition of:
        491,680




Item 5. Ownership of Five Percent or Less of a Class.

        If this statement is being filed to report the fact that as of the date hereof, the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ( ).

Item 6. Ownership of More than Five Percent on Behalf of Another Person.



Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

        Not Applicable

Item 8. Identification and Classification of Members of the Group.



Item 9. Notice of Dissolution of Group.


Item 10.        Certification.




Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this
Schedule 13G in connection with Muhlenkamp & Company's beneficial ownership of the common stock of Stanley Furniture Company
Incorporated at December 31, 2001 is true, complete and correct.



        Date:  February 28, 2002




        /s/John H. Kunkle
Signature




SCHEDULE 13G - TO BE INCLUDED IN STATEMENTS
FILED PURSUANT TO RULE 13d-1(b) or 13d-2(b)
RULE 13d-1(f)(1)  AGREEMENT

The undersigned persons, on September 28, 1999, agree and consent to the filing on their behalf of this Schedule 13G in connection with their beneficial ownership of the common stock of Stanley Furniture Company Incorporated at December 31, 2001.

        Muhlenkamp & Company


        By      /s/John H. Kunkle